Exhibit (a)(1)

April 16, 2004

Dear Aventis Shareholder:

        On April 12, 2004, Sanofi-Synthélabo SA filed its Schedule TO with the SEC regarding its hostile offer for Aventis. The Supervisory Board of Aventis SA unanimously recommends that you reject Sanofi-Synthélabo's exchange offer.

        After consultation with its independent financial advisors, Goldman Sachs International, Morgan Stanley & Co. Limited and Rothschild & Cie Banque, the Aventis Supervisory Board concluded unanimously that Sanofi-Synthélabo's unsolicited offer is clearly inadequate from a financial standpoint. In addition, the Supervisory Board determined that the offer, which is predominately in the form of Sanofi shares, carries significant risks and entails important social costs with limited benefits for Aventis.

        THE AVENTIS SUPERVISORY BOARD, THEREFORE, RECOMMENDS THAT YOU NOT TENDER YOUR SHARES TO SANOFI-SYNTHELABO.

        The enclosed Schedule 14D-9 contains a detailed description of the reasons for your Supervisory Board's recommendation and the factors considered by the Supervisory Board. We urge you to read the Schedule 14D-9 carefully in its entirety so that you will be fully informed as to your Supervisory Board's recommendation.

        The Supervisory Board is committed to ensuring that value for Aventis shareholders is maximized, and has taken a number of actions in this respect.

Novartis

        On January 28, 2004, the Aventis Supervisory Board directed the Aventis Management Board to study all alternatives to the Sanofi-Synthélabo that would offer a stronger and more advantageous industrial, social and financial rationales from the perspective of Aventis shareholders and employees. In accordance with this mandate, Aventis management and advisors met with the management and advisors of Novartis AG, a Swiss pharmaceutical company, to explore the feasibility of a combination between Novartis and Aventis. On March 23, 2004, Novartis announced that it had completed its feasibility study and that a business case for a combination was viable. However, Novartis also announced that it would only enter into negotiations with Aventis concerning a business combination if it were formally invited to do so by the Aventis Supervisory Board and if the French government adopted a neutral position regarding an Aventis-Novartis combination.

        At the April 2, 2004, meeting of the Supervisory Board, the Supervisory Board invited Novartis to enter into negotiations concerning a potential combination. Since that meeting, Aventis has been working to allay any concerns that the French or German governments may have concerning a combination between Aventis and Novartis. Aventis continues in its efforts to ensure the neutral position of the French government as Aventis looks out for the interests of its shareholders and employees.

Protection against Plavix® Risk

        The Supervisory Board has also taken a number of other steps to protect Aventis shareholders in the face of Sanofi-Synthélabo's hostile bid. These include proposing to Aventis shareholders several resolutions—

described in more detail in the enclosed Schedule 14D-9—that provide for the issuance of warrants to protect shareholders against the risk that U.S. patent protection on one of Sanofi-Synthélabo's key products, Plavix®, is lost.

        Alongside these specific actions, the business of Aventis has progressed well in the first quarter of 2004. Since the launch of Sanofi-Synthélabo's hostile offer we have made significant achievements with several of our marketed and pipeline products.

        We therefore continue to believe that there is far greater value ahead for Aventis than as proposed in combination with Sanofi-Synthélabo.

        Under the terms of its offer, Sanofi-Synthélabo cannot accept or pay for any Aventis shares or ADSs before 5:00 P.M., New York City time, on May 28, 2004. Accordingly, you need not take any action at this time.

        We greatly appreciate your continued support

Sincerely,

Igor Landau
Chairman of the Management Board

        If you have any questions, please call our Information Agent,
        Innisfree M&A Incorporated, at:

        +1-877-687-1871 (Toll-free from the U.S. and Canada)
        +1-646-822-7436 (Call collect from all other countries)

        +1-212-750-5833 (Banks and brokers call collect)